EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this 8-K/A filing of Visualant, Inc. filed on or about August 23, 2010 of our report dated August 23, 2010, relating to the audited financial statements of TransTech Systems, Inc as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008.

/s/  Madsen & Associates CPA's, Inc.

Madsen & Associates CPA's, Inc.
Salt Lake City, Utah
August 23, 2010